

May 16, 2012

Via E-mail
Laura Wright
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

      Re: **Southwest Airlines Co.**
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 9, 2011
             File No. 001-07259

Dear Ms. Wright:

We have reviewed your response letter dated May 10, 2012 and have the following comment.

Please respond to this letter within 10 business days as requested below. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Aircraft and engine maintenance, page 80

1. We note your responses to prior comment 8 in your April 16, 2012 letter and to prior comment 5 in your May 10, 2012 letter. Based on these responses, it appears your reassessment of risk transfer for the amended contract under the guidance in the AICPA Audit and Accounting Guide for Airlines (the "Airline Guide") was due to two changes to the previous agreement. The changes in the maintenance agreement were (i) to establish a minimum dollar amount that you will pay GE if the number of actual flight hours were to fall below a minimum threshold and (ii) to shorten the duration of the maintenance agreement (by establishing a maximum number of covered engine shop visits) to accommodate the phase-out of the Classic fleet over the next several years.

    With regard to your reassessment of the risk-transfer concept in the Airline Guide, it appears that the minimum payment threshold would be non-substantive to the reassessment given that you expect to significantly exceed the minimum thresholds required under the agreement according to your most recent response.

With regard to the change in duration of the contract, we note per your previous responses that if you exceed the maximum 52 shops covered by the agreement, that additional visits "would not be covered under the contract." While we agree you bear cost risk for maintenance subsequent to the 52 shop visits covered by the amended agreement, we believe the assessment of risk transfer of a maintenance contract pertains to maintenance work covered by the contract during the contract period and not to maintenance work outside the scope or term of the contract being assessed for risk transfer. In this regard, the second paragraph of 4.87 of the Airline Guide entitled "True-ups" states:

> "*True Ups. For a transfer of risk to occur, the service provider must absorb and receive substantially all variability <u>of the cost of maintenance required under the service contract</u>.*" (emphasis added)

In this regard, transfer of cost risk is only evaluated for maintenance work covered by the agreement being assessed, and not for maintenance work (additional shop visits) outside the scope of the agreement. As you state in your responses, the maintenance agreement covers 52 shop visits and, therefore, transfer of cost risk should only be evaluated for the work covered by the agreement (i.e., the 52 shop visits) and not for work outside the scope of the agreement (i.e., the anticipated additional 61 shop visits). This is further evidenced by the third paragraph of 4.87 of the Airline Guide, which refers to the effect of out-of-scope work on the assessment of risk transfer for work that is covered by the contract and states:

> "*Contract Adjustment Provisions. <u>The contract may provide for an adjustment payable by either party for out-of-scope work</u>, including FOD and adjustments to the hours prior to the replacement of life-limited parts <u>and still transfer risk</u>.*" (emphasis added)

Because GE continues to bear the cost risk for the maintenance work covered under the shortened agreement, we believe the power-by-the-hour basis payments made to your third-party maintenance provider should have continued to be expensed as incurred under the contract in accordance with paragraph 4.85 and paragraphs 4.88 to 4.91 of the Airline Guide and as accounted for under the original agreement. Therefore, we believe you should reassess your accounting for these maintenance costs as appropriate.

You may contact Theresa Messinese at (202) 551-3307 or me at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief